Exhibit 3.3

CERTIFICATE OF ELIMINATION
OF
SERIES A PARTICIPATING PREFERRED STOCK
OF
FAIR ISAAC CORPORATION

Pursuant to the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), it is hereby certified that:

FIRST: The name of the corporation (hereinafter referred to as the “Corporation”) is Fair Isaac Corporation. On August 9, 2001, the Corporation filed a Certificate of Designation with respect to its Series A Preferred Stock (defined below), in the office of the Secretary of State of the State of Delaware (the “Series A Certificate of Designation”).

SECOND: The creation of a series of the Corporation’s Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and the rights, preferences, privileges and restrictions of the Series A Preferred Stock were provided for and authorized by resolutions duly adopted by the Board of Directors of the Corporation (the “Board”), which resolutions were set forth in the Series A Certificate of Designation heretofore filed with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the DGCL.

THIRD: No shares of the Series A Preferred Stock are outstanding and no shares thereof will be issued subject to the Series A Certificate of Designation.

FOURTH: The Board adopted the following resolutions on October 29, 2025 with respect to its Series A Preferred Stock and the Certificate of Designation with respect to the Series A Preferred Stock:
WHEREAS, the Corporation previously had in place a rights agreement covering the potential issuance of shares of Series A Participating Preferred Stock, and the terms of such Series A Preferred Stock were set forth in a Certificate of Designation filed with the Delaware Secretary of State and are included in Exhibit A to the Corporation’s Restated Certificate of Incorporation Certificate (the “Certificate”); further

WHEREAS, the rights agreement has terminated, the Corporation has no authorized shares of Series A Preferred Stock outstanding, and no authorized shares of Series A Preferred Stock will be issued.

RESOLVED, that the officers of the Corporation are each hereby authorized, jointly and severally, for and on behalf of the Corporation, to execute and file a certificate setting forth this resolution (a “Certificate of Elimination”) with the Delaware Secretary of State pursuant to the provisions of Section 151(g) of the DGCL for the purpose of eliminating from the Certificate all references to the Series A Preferred Stock of the Corporation.

FIFTH: The effective time of this Certificate of Elimination shall be upon filing with the Secretary of State of the State of Delaware, at which time, in accordance with the provisions of Section 151(g) of the DGCL, the Corporation’s Certificate of Incorporation shall be amended so as to eliminate therefrom all reference to the Series A Preferred Stock.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Elimination to be executed by its duly authorized officer on this 4th day of November, 2025.

FAIR ISAAC CORPORATION

By	/s/ Carrie H. Darling
Name: Carrie H. Darling
Title: Vice President, Deputy General Counsel and Assistant Secretary